EXHIBIT 99.1

Student Transportation Inc. School Bus Operations Teams Across North America Offer Safety Tips for the New School Year

Students, Parents and Motorists Reminded to Be Aware

WALL, N.J., Aug. 9, 2012 (GLOBE NEWSWIRE) -- As schools and families across North America prepare to start the new school year, Student Transportation Inc. operations teams at Student Transportation of America (STA) and Student Transportation of Canada (STC) are issuing back-to-school safety tips for students, parents and motorists.

"Awareness" is the school bus company's primary message to communities as the school year begins. "Drivers haven't had to share the road with school buses for a few months," said Don Weir, the Company's Director of Passenger Safety and Compliance. "They're not used to seeing the flashing red lights and stop arms swinging out. We need everyone to be aware that when those amber lights come on, the bus is going to stop and there are kids up ahead that may be crossing the road."

STA and STC serve more than 200 school districts in the U.S. and Canada, transporting over 600,000 students to and from school each day.

"Done right, student transportation can actually enhance the educational process because for most students, the first step in education is their first step on the bus," said the Company's Chief Operating Officer Patrick Vaughan. "Our drivers focus on making the ride to school a positive experience. We make sure they know just how important their jobs really are. When drivers and aides care and show compassion for students on the bus ride to school, they set the stage for a productive educational experience."

Because ensuring the safety of students are STA and STC's top priority, the company offers the following safety tips to students, parents and motorists.

Safety Tips for Students –

  Be on time for your school bus and never run after or next to a bus.
  If the windows are down on a hot day, keep your head and arms inside the bus.
  Stay away from the Danger Zones. Areas within 10 feet to the front, back and sides of a bus are considered the most dangerous spots.
  If you drop something near the bus, never bend down or crawl under the bus to get it – ask your bus driver for help.
  If you must cross the street, always do so in front of the bus. Make sure the red lights are flashing and walk in front of the crossing gate arm that extends in front of the school bus.
  Pay attention. Listen and look both ways before stepping off the bus or crossing the street. Don't let sweatshirt hoods or headphones block your vision or hearing.

Safety Tips for Parents –

  If you drop off or pick up your child at school, do not park in a bus only zone. It may cause a collision and adds unnecessary risk to the safety of kids walking through a danger zone area.
  Check your child's clothing and backpack to make sure there are no loose drawstrings or long straps that could get caught in the handrail or bus door.
  Make sure your child gets to the bus stop on time. The beginning of the school year holds a greater risk of students rushing to make their bus, since many have to get up earlier than they're used to.

Safety Tips for Motorists –

  Stop at least 10 feet (3 meters) away from a school bus that has its red lights flashing and stop arm extended.
  Vehicles traveling in the same direction as the bus are required to stop when the red lights are flashing. In most states, vehicles moving in the opposite direction are also required to stop, unless a concrete barrier divides the road.
  Never pass a school bus on the right side, where children enter or exit.

"Passing a school bus while loading and unloading students is illegal," Weir said. "The flashing red lights and stop-arm are obvious signals for motorists to stop and are there for a reason. Today's drivers have more distractions in their vehicles than ever before. People have to understand that they cannot drive distracted and be safe."

Last year Student Transportation Inc.'s company-wide Safety Council expanded the company's safety program, adding extensive driver training courses including programs on anti-bullying and autism education, and completed the installation of stop-arms on every bus, whether a state required them or not.

About Student Transportation

Founded in 1997, Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,000 vehicles. Student Transportation's family of local companies deliver safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities, and are subject to change to the extent such actual results differ from such expectations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: MEDIA CONTACT:
         Lynette Viviani
         973-534-1004
         lviviani@rideSTA.com

         INVESTOR CONTACT:
         Keith Engelbert
         Director of Investor Relations
         (843) 884-2720
         kengelbert@rideSTBus.com